March 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation Registration Statement on Form S-3 (No. 333-223674)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-223674) filed with the Securities and Exchange Commission by Lightbridge Corporation (the “Registrant”) on March 15, 2018. Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding this request, please contact the undersigned at (571) 730-1200. Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Seth Grae
Seth Grae
President and Chief Executive Officer

11710 PLAZA AMERICA DRIVE, SUITE 2000, RESTON, VA 20190 TELEPHONE (571) 730-1200

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